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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SM ENERGY COMPANY
(Name of Subject Company (Issuer))

SM ENERGY COMPANY
(Name of Filing Person (Issuer))

3.50% Senior Convertible Notes due 2027
(Title of Class of Securities)

792228AE8
792228AD0
(CUSIP Numbers of Class of Securities)

David W. Copeland, Esq.
Senior Vice President, General Counsel and Corporate Secretary
SM Energy Company
1775 Sherman Street, Suite 1200
Denver, Colorado 80203
(303) 861-8140
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

M. Lucy Stark, Esq.
Scott A. Berdan, Esq.
Holland & Hart LLP
555 Seventeenth Street, Suite 3200
Denver, Colorado 80202
(303) 295-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$287,500,000	$32,947.50

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 3.50% Senior Convertible Notes due 2027 (the "Notes"), as described herein, is 100% of the principal amount of the Notes. As of March 16, 2012, there was $287,500,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $287,500,000.

**
The filing fee was previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate transactions to which the statement relates:

    ☐
    Third-party tender offer subject to Rule 14d-1.

    ☒
    Issuer tender offer subject to Rule 13e-4.

    ☐
    Going-private transaction subject to Rule 13e-3.

    ☐
    Amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

 INTRODUCTORY STATEMENT

        This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on March 5, 2012, by SM Energy Company, a Delaware corporation (the "Company"), relating to the right of each holder (the "Holder") of the Company's 3.50% Senior Convertible Notes due 2027 (the "Notes") to sell and the obligation of the Company to purchase the Notes (the "Put Right"), pursuant to the terms of the Indenture, dated as of April 4, 2007, between the Company and Wells Fargo Bank, N.A., as trustee (the "Trustee"), as set forth in the Company's Put Right Notice to Holders of 3.50% Senior Convertible Notes due 2027, dated March 5, 2012, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the "Put Right Notice").

        This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, including the Put Right Notice, as supplemented and amended by the information contained in Items 1 and 4 below, is incorporated herein by reference.

Item 1.    Summary Term Sheet.

        Item 1 of the Schedule TO, and the Summary Term Sheet contained in the Put Right Notice are hereby amended and supplemented to include the following information:

        Your right to exercise the Put Right, which was previously set to expire at 5:00 p.m., New York City time, on Friday, March 30, 2012, will now expire at 12:00 midnight, New York City time, on Friday, March 30, 2012 (one minute after 11:59 p.m. on such date). The repurchase price, which is equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, including contingent interest, if any, to, but not including, April 1, 2012, will be paid in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn prior to 12:00 midnight, New York City time, on Friday, March 30, 2012 (one minute after 11:59 p.m. on such date). The press release extending the Expiration Date is attached as Exhibit (a)(5)(B) hereto and incorporated herein by reference. All references in the Schedule TO and exhibits thereto to an expiration date of 5:00 p.m., New York City time on March 30, 2012, are hereby amended to be references to an expiration date of 12:00 midnight, New York City time on March 30, 2012 (one minute after 11:59 p.m. on such date).

Item 4.    Terms of the Transactions.

        The Put Right Notice and Item 4 of the Schedule TO are hereby amended and supplemented with the information set forth in Item 1 above, which is incorporated by reference herein.

Item 12.    Exhibits.

Exhibit Number		Description
(a)(1)(A)	*	Put Right Notice to Holders of 3.50% Senior Convertible Notes due 2027, dated March 5, 2012, including form of Repurchase Notice and form of Withdrawal Notice.
(a)(1)(B)	*	IRS Form W-9.
(a)(5)(A)	*	Press release dated March 5, 2012.
(a)(5)(B)		Press release dated March 19, 2012.
(b)		None.
(d)(1)
Indenture related to the 3.50% Senior Convertible Notes due 2027, dated as of April 4, 2007, between St. Mary Land & Exploration Company and Wells Fargo Bank, N.A, as trustee (including the form of 3.50% Senior Convertible Note due 2027) (filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K filed on April 4, 2007 and incorporated herein by reference).

Exhibit Number	Description
(d)(2)	Registration Rights Agreement, dated as of April 4, 2007, among St. Mary Land & Exploration Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC, for themselves and as representatives of the Initial Purchasers (filed Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on April 4, 2007, and incorporated herein by reference).
(g)	None.
(h)	None.

*
Previously filed.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2012

SM ENERGY COMPANY
By:	/s/ A. WADE PURSELL
	Name:	A. Wade Pursell
	Title:	Executive Vice President and Chief Financial Officer

 EXHIBIT INDEX

Exhibit Number		Description
(a)(1)(a)	*	Put Right Notice to Holders of 3.50% Senior Convertible Notes due 2027, dated March 5, 2012, including form of Repurchase Notice and form of Withdrawal Notice.
(a)(1)(B)	*	IRS Form W-9.
(a)(5)(A)	*	Press release dated March 5, 2012.
(a)(5)(B)		Press release dated March 19, 2012.
(b)		None.
(d)(1)
Indenture related to the 3.50% Senior Convertible Notes due 2027, dated as of April 4, 2007, between St. Mary Land & Exploration Company and Wells Fargo Bank, N.A., as trustee (including the form of 3.50% Senior Convertible Note due 2027) (filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K filed on April 4, 2007 and incorporated herein by reference).
(d)(2)
Registration Rights Agreement, dated as of April 4, 2007, among St. Mary Land & Exploration Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC, for themselves and as representatives of the Initial Purchasers (filed Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on April 4, 2007, and incorporated herein by reference).
(g)		None.
(h)		None.

*
Previously filed.

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INTRODUCTORY STATEMENT
  Item 1. Summary Term Sheet.
  Item 4. Terms of the Transactions.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX